SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                           Golden State Vintners, Inc.
                                 (Name of Issuer)

                  Class B Common Stock, Par Value $.01 Per Share
                          (Title of Class of Securities)

                                    38121K208
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 29, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 284,400 shares, which constitutes approximately 5.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 5,136,733 shares outstanding.

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1.   Name of Reporting Person:

     Annette B. Taylor Trustee for Benefit of Jason Michael Taylor under Trust
      Agreement dated 3-2-1970

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 142,200 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
The
Reporting      9.   Sole Dispositive Power: 142,200 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by the Reporting Person:

     142,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.8%


14.  Type of Reporting Person: 00-Trust

----------
(1)  Power is exercised through its sole Trustee, Annette B. Taylor.

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1.   Name of Reporting Person:

     Annette B. Taylor Trustee for Benefit of Rhonda Leigh Taylor under Trust
      Agreement dated 3-14-1972

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 142,200 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
The
Reporting      9.   Sole Dispositive Power: 142,200 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by the Reporting Person:

     142,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.8%


14.  Type of Reporting Person: 00-Trust

----------
(1)  Power is exercised through its sole Trustee, Annette B. Taylor.

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Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of Class B Common Stock, par value $.01 per share (the "Stock"), of Golden State Vintners, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 500 Drakes Landing Road, Greenbrae, California 94904.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Annette B. Taylor Trustee for Benefit of Jason Michael Taylor under Trust Agreement dated 3-2-1970, a Texas irrevocable trust ("JMT"), and Annette B. Taylor Trustee for Benefit of Rhonda Leigh Taylor under Trust Agreement dated 3-14-1972, a Texas irrevocable trust ("RLT"). JMT and RLT are sometimes hereinafter referred to as the "Reporting Persons." Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following person (the "Controlling Person"): Annette B. Taylor ("ABT").
The Reporting Persons and the Controlling Person are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons or the Controlling Person that a group exists.

     (b)-(c)

     JMT

       JMT is a trust existing under the laws of the State of Texas with ABT as trustee. The address of JMT is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, ABT, is set forth below.

     RLT

       RLT is a trust existing under the laws of the State of Texas with ABT as trustee. The address of RLT is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, ABT, is set forth below.

     ABT

     ABT's residence address is 4149 Rainer Court, Fort Worth, Texas 76109, and she is not presently employed.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       JMT             Trust Funds(1)         $  988,507.07
       RLT             Trust Funds(1)         $  988,507.07

       (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes.Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of the Stock that they now own or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a)

Reporting Persons

       JMT

       The aggregate number of shares of the Stock that JMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 142,200, which constitutes approximately 2.8% of the outstanding shares of the Stock.

       RLT

       The aggregate number of shares of the Stock that RLT owns beneficially, pursuant to Rule 13d-3 of the Act, is 142,200, which constitutes approximately 2.8% of the outstanding shares of the Stock.

Controlling Person

       ABT

       Because of her position as the sole Trustee of JMT and of RLT, ABT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 284,400 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

       To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

Reporting Persons

       JMT

       Acting through its Trustee, JMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 142,200 shares of the Stock.

       RLT

       Acting through its Trustee, RLT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 142,200 shares of the Stock.

Controlling Person

       ABT

       As the sole Trustee of JMT and of RLT, ABT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 284,400 shares of the Stock.

       (c) During the past 60 days, the Reporting Persons have purchased shares of the Stock in open market transactions on the NASDAQ as follows:

REPORTING                   NO. OF SHARES        PRICE PER
 PERSON       DATE            PURCHASED            SHARE

JMT         04/28/99          42,700               $ 6.99
RLT         04/28/99          42,700                 6.99
JMT         04/28/99          72,500                 6.98
RLT         04/28/99          72,500                 6.98
JMT         04/29/99          27,000                 6.80
RLT         04/29/99          27,000                 6.80

      Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

      (d) The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Person.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      May 5, 1999


                                    ANNETTE B. TAYLOR TRUSTEE FOR BENEFIT OF
                                    JASON MICHAEL TAYLOR UNDER TRUST AGREEMENT
                                    DATED 3-2-1970



                                    By: /s/ Annette B. Taylor
                                        Annette B. Taylor, Trustee



                                    ANNETTE B. TAYLOR TRUSTEE FOR BENEFIT OF
                                    RHONDA LEIGH TAYLOR UNDER TRUST AGREEMENT
                                    DATED 3-14-1972



                                    By: /s/ Annette B. Taylor
                                        Annette B. Taylor, Trustee


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                          EXHIBIT INDEX


EXHIBIT                 DESCRIPTION


  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.